Exhibit 10.37

ENTERPRISE BANCORP, INC.

Description of Directors’ Compensation (as of December 31, 2004)

The Company pays no separate compensation to the Directors for their service as members of the Company’s (i.e., Enterprise Bancorp, Inc.) Board of Directors.  The Bank (i.e., Enterprise Bank and Trust Co.) pays $350 to Directors for Board of Directors meetings, $350 to Directors for executive committee meetings, $350 to Directors for audit committee meetings, $250 to Directors for all other committee meetings, a $500 monthly retainer to all Directors and a $200 monthly retainer to executive committee members.  The Bank also pays quarterly retainers of $1,250 to the chairpersons of the asset liability, investment management and trust, and audit committees, $1,000 to the chairperson of the compensation committee, $750 to the chairperson of the loan committee, $625 to the chairperson of the corporate governance/nominating committee, $500 to the chairperson of the banking technology committee and $250 to the chairperson of the marketing and business development committee.  Directors who are also full-time salaried officers of the Bank are not paid for attending Board of Directors or committee meetings.

For the year 2004, Directors had the right to make an irrevocable election (by December 31, 2003) to receive shares of Common Stock in lieu of receiving an elected portion of cash fees.  The number of shares issued to Directors pursuant to this election was based on a valuation analysis of the Common Stock as of January 2, 2004.  Pursuant to the terms of the election, shares were not considered earned, and were not issued to a Director, until the Director had actually earned the cash fees in lieu of which the shares were to be issued.  If a Director who had elected to receive shares of Common Stock in lieu of cash fees pursuant to this election had ceased to serve as a member of the Board of Directors for any reason prior to his or her having earned the fees in lieu of which shares were to be issued, the Director would have received a cash amount (and no shares) equal to the fees earned through the date on which he or she ceased to serve as a Director.  For the year 2004, the Company issued a total of 5,933 shares of Common Stock to fourteen Directors at a per share issuance price of $30.68.  This per share price reflects the value of the Common Stock at January 2, 2004, based on a valuation analysis performed by an outside financial advisor, which was used to determine the fair market value of the Common Stock in connection with employee stock options that were granted as of such date.  For the year 2005, Directors have the same option to receive shares of the Company’s Common Stock in lieu of cash fees at a per share issuance price of $32.85, which reflects the value of the Common Stock at January 3, 2005, based on a replication by management of a valuation analysis that has been performed in June of each year by an outside financial advisor, which has been used to determine the fair market value of the Common Stock in connection with the Company’s administration of its dividend reinvestment plan.

The Company believes that giving Directors the option to receive stock in lieu of cash fees further aligns Directors’ interests with those of the Company’s shareholders.